UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Invitel Holdings A/S

(formerly Hungarian Telephone and Cable Corp.)

(Name of Issuer)

Ordinary Shares, par value €0.01 per share

(Title of Class of Securities)

K49769 100

(CUSIP Number)

Craig Butcher

Mid Europa Partners Limited

Bank Center, Platina Tower, 5th Floor

Szabadság tér 7

Budapest 1054, Hungary

Telephone: +36 1 411 1270

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

with a copy to:

George Karafotias

Shearman & Sterling LLP

Broadgate West, 9 Appold Street

London EC2A 2AP, United Kingdom

+44 (0) 20 7655 5576

December 7, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.	Security and Issuer.

This Amendment No. 3 to Schedule 13D (as amended, the “Schedule 13D”) amends the statement on Schedule 13D originally filed on November 12, 2009, as amended on November 23, 2009 and November 25, 2009, by Mid Europa III Management Limited, a company incorporated in Guernsey, Channel Islands (“Management Limited”), Mid Europa III GP LP (“GP LP”), Mid Europa Fund III LP (the “Fund” and, together with Management Limited and GP LP, the “MEP Reporting Persons”), Hungarian Telecom LP, a limited partnership organized under the laws of Guernsey, Channel Islands (“Hungarian Telecom”), and Hungarian Telecom (Netherlands) Cooperatief U.A., a cooperative association organized under the laws of the Netherlands (the “Equity Purchaser”) (such persons, collectively, the “Reporting Persons”). This Schedule 13D relates to the ordinary shares, par value €0.01 per share (the “Shares”), of Invitel Holdings A/S, a public limited company organized under the laws of Denmark (the “Company”), whose principal executive offices are located at Puskás Tivadar u. 8-10, H-2040 Budaörs, Hungary.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following:

“On December 7, 2009, the Reporting Persons commenced a tender offer to acquire all of the outstanding Shares of the Company held by minority shareholders at $4.50 per Share in cash, net to the seller. A press release issued by Mid Europa Partners Limited announcing the commencement of the tender offer is attached as Exhibit H hereto and incorporated by reference herein.”

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated November 12, 2009, among Mid Europa III Management Limited, Mid Europa III GP LP, Mid Europa Fund III LP, Hungarian Telecom LP and Hungarian Telecom (Netherlands) Cooperatief U.A.

H	Press release issued by Mid Europa Partners Limited on December 7, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2009

MID EUROPA III MANAGEMENT LIMITED

/s/ Marcus Leese
Signature

Marcus Leese, Director
Name/Title

MID EUROPA III GP LP acting by its general partner MID EUROPA III MANAGEMENT LIMITED

/s/ Marcus Leese
Signature

Marcus Leese, Director
Name/Title

MID EUROPA FUND III LP acting by its general partner MID EUROPA III GP LP itself acting by its general partner MID EUROPA III MANAGEMENT LIMITED

/s/ Marcus Leese
Signature

Marcus Leese, Director
Name/Title

HUNGARIAN TELECOM LP acting by its general partner MID EUROPA III MANAGEMENT LIMITED

/s/ Marcus Leese
Signature

Marcus Leese, Director
Name/Title

HUNGARIAN TELECOM (NETHERLANDS) COOPERATIEF U.A.

acting by its Managing Director, TRUST INTERNATIONAL MANAGEMENT (T.I.M.) B.V.

/s/ Huug Braamskamp	/s/ Carolyn Seeger
Signature	Signature

Huug Braamskamp, Attorney in Fact	Carolyn Seeger, Attorney in Fact
Name/Title	Name/Title

and by its Managing Director, EUROPE MANAGEMENT COMPANY B.V.

/s/ Huug Braamskamp	/s/ Carolyn Seeger
Signature	Signature

Huug Braamskamp, Attorney in Fact	Carolyn Seeger, Attorney in Fact
Name/Title	Name/Title

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Filing Agreement, dated November 12, 2009, among Mid Europa III Management Limited, Mid Europa III GP LP, Mid Europa Fund III LP, Hungarian Telecom LP and Hungarian Telecom (Netherlands) Cooperatief U.A.

H	Press release issued by Mid Europa Partners Limited on December 7, 2009.